UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number:  000-53465

China Dredging Group Co., Ltd.
(Translation of registrant’s name into English)

Floor 18, Tower A,
Zhongshan Building
No. 154, Hudong Road,
Gulou District
Fuzhou City, Fujian Province 900092,    P.R.C.
(Address and telephone number  of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

EXPLANATORY NOTE

China Dredging Group Co., Ltd. (the “Company”) is filing this Form 6-K to provide the following disclosures:

The management of the Company, in consultation with its Audit Committee and its independent registered public accounting firm, has concluded that the Company’s previously filed financial statements as of and for the year ended December 31, 2010 should no longer be relied upon because of errors in such financial statements.  These errors relate to the accounting for the Company’s 2010 private placement of its Class A Preferred Shares, including errors relating to “make-good escrow,” redemption rights, embedded derivatives, a beneficial conversion feature and accretion of preferred share discount.

The Company is in the process of considering the impact of these errors and, as soon as practicable, expects to file restated financial statements as of and for the year ended December 31, 2010.

The Company’s Audit Committee discussed with the Company’s independent registered public accounting firm the matters disclosed in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DREDGING GROUP CO., LTD.

September 16, 2011	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer